Filed Pursuant to Rule 253(g)(2)

File No. 024-10773

Offering Circular Supplement Dated January 31, 2018

This offering circular supplement (this “Supplement”) supplements, and should be read in conjunction with, the offering circular (“Offering Circular”) of iPic Entertainment Inc. (“we,” “our,” “us,” or the Company”), dated January 30, 2018, which forms part of the offering statement (the “Offering Statement”) most recently qualified by the Securities and Exchange Commission (the “SEC”) on January 29, 2018 and any amendments or supplements thereto. Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this Supplement contradicts or conflicts with the Offering Circular, then this Supplement shall control.

Recent Developments

Pursuant to the Offering Statement, iPic Entertainment Inc. offered up 2,165,000 shares of our Class A Common Stock. On February 1, 2018, we expect to close the Offering with the issuance and sale of 818,429 shares of Class A Common Stock at a public offering price of $18.50 per share.

On January 31, 2018, in connection with the closing of this Offering and in order to meet the minimum requirements for listing on NASDAQ, certain of our Continuing iPic Equity Owners have agreed to exchange an aggregate of 429,730 of their LLC Interests for an equivalent number of shares of Class A Common Stock. We believe that the shares of Class A Common Stock expected to be sold in this Offering, together with the shares exchanged pursuant to the preceding sentence, will enable us to meet the minimum requirements for listing on NASDAQ.

We expect that the net proceeds from the sale of 818,429 shares of Class A Common Stock in this Offering, after deducting selling agents’ discounts and commissions and estimated offering expenses payable by us, will be approximately $12.8 million. As described in the Offering Circular, the net proceeds will be used for general corporate purposes, including opening new iPic locations and renovating existing iPic locations.

Additionally, on January 31, 2018, Regal/Atom Holdings invested an additional $2.5 million into Holdings in exchange for 135,722 LLC Interests pursuant to the terms of the Subscription Agreement that they entered into with us on April 21, 2017 when they made their initial investment. For more information, see “Certain Relationships and Related Party Transactions — Additional Investment by Regal/Atom Holdings, LLC” in the Offering Circular.

After giving effect to the closing of 818,429 shares of Class A Common Stock in this Offering, together with the 429,730 shares of Class A Common Stock that will be exchanged for LLC Interests and the additional investment by Regal/Atom Holdings as described above, there will be (i) 1,248,159 shares of Class A Common Stock outstanding and (ii) 9,926,621 shares of Class B Common Stock outstanding.

As discussed above, this Offering is expected to close on February 1, 2018, at which time we will terminate this Offering and our shares of Class A Common Stock are expected to begin trading on the Nasdaq Global Market under the symbol “IPIC.”